

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2012

<u>Via Email</u>
Phillip Z. Weisberg
Chief Executive Officer
FX Alliance Inc.
909 Third Avenue, 10th Floor
New York, New York 10022

> **Re: FX Alliance Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 25, 2012**
> **File No. 333-176901**

Dear Mr. Weisberg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that you have removed dilution disclosure pursuant to Item 506 of Regulation S-K in this latest amendment. Please revise to include this disclosure or advise.

Preliminary 2011 Results of Operations, page 5

GAAP, page 6

2.   In order to balance your disclosure regarding estimated revenues for the year ended December 31, 2011, please also disclose estimated expenses for this same period.

3.   We note your disclosure on page 6 and throughout the prospectus that you experienced a decrease in trading volumes in the fourth fiscal quarter of 2011 as compared to the prior quarter, particularly in your active trading business. Please revise to quantify this decrease in trading volumes.

The Offering, page 8

4.   We note your disclosure that certain underwriters may have a conflict of interest under the applicable provisions of Rule 5121 of the Financial Industry Regulatory Authority, Inc. Please revise to include applicable risk factor disclosure.

Description of Certain Indebtedness, page 107

5.   We note your disclosure at the top of page 107, qualifying the below disclosure in its entirety to the provisions of the agreements. Please revise the language to clarify that this is a summary of material provisions. Also, please confirm that you will file these agreements as exhibits prior to effectiveness or revise your disclosure accordingly.

Underwriting, page 120

6.   Refer to your disclosure in the second full paragraph on page 123. Please add similar disclosure to the Certain Relationships and Related Party Transactions section on page 104 or advise. Also disclose any potential conflicts of interest to the extent they exist.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Attorney-Advisor, at (202) 551-3402 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

Cc: Christopher Kitchen
        Kirkland & Ellis LLP